QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

First Quarter Report
 2015

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2015 FIRST QUARTER RESULTS

May 6, 2015, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period ended March 31, 2015.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2015, including events subsequent to the quarter, are set out below:

  •
  Funds from operations ("FFO")(1) attributed to continuing operations increased 8.1% in comparison to the same quarter last year. The increase was driven by lower interest costs and reduced general and administrative expenses;

  •
  Sold two properties in North America for total gross proceeds of $4.8 million; and

  •
  Renewed or extended five leases representing approximately 0.7 million square feet with ALP(2) of approximately $4.5 million.

Granite's results for the three month periods ended March 31, 2015 and 2014 are summarized below (all figures are in Canadian dollars):

	Three Months Ended March 31,
(in thousands, except per unit figures)	2015	2014
Revenues	$53,036	$52,933

Net income from continuing operations	54,815	12,175
Net income from discontinued operations	—	2,388

Net income	$54,815	$14,563

Funds from operations ("FFO")(1)	$38,795	$39,004

Basic and diluted FFO per stapled unit(1)	$0.82	$0.83

Fair value of investment properties(3)	$2,362,726	$2,421,557

Readers are cautioned that certain terms used in this press release such as FFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Granite REIT      2015    1

(2)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

(3)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the combined financial statements. Granite's results of operations for the three month period ended March 31, 2015 were not impacted by discontinued operations.

Three month period ended March 31, 2015

For the three month period ended March 31, 2015, rental revenue from continuing operations increased by $0.1 million to $53.0 million from $52.9 million in the first quarter of 2014, as the increase in revenue from the acquisition of two properties in the United States during the fourth quarter of 2014 and contractual rent adjustments was offset by revenue lost from vacancies and disposals of income-producing properties and the effect of unfavourable foreign exchange rates. For the first quarter of 2014, there was $3.6 million of revenue from discontinued operations.

Granite's net income from continuing operations in the first quarter of 2015 was $54.8 million compared to $12.2 million for the first quarter of 2014. Net income from continuing operations increased primarily due to (i) net fair value gains on investment properties of $25.2 million compared to net fair value losses of $23.6 million in the prior year period, (ii) a $2.4 million decrease in net interest expense, and (iii) a $0.8 million reduction in general and administrative expenses, which were partially offset by a $10.4 million increase in deferred tax expense.

FFO for the first quarter of 2015 was $38.8 million and derived solely from continuing operations. FFO for the first quarter of 2014 was $39.0 million and comprised $35.9 million from continuing operations and $3.1 million from discontinued operations. The increase in FFO from continuing operations of $2.9 million to $38.8 million from $35.9 million in the prior year period was primarily due to a decrease in interest expense and other financing charges of $2.4 million and decreased general and administrative expenses of $0.8 million.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2015 and 2014 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

2    Granite REIT      2015

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended March 31,
(in thousands, except per unit information)	2015	2014
Net income attributable to stapled unitholders	$54,362	$14,455
Add (deduct):
Fair value losses (gains) on investment properties	(25,243)	23,553
Fair value losses (gains) on financial instruments	(611)	38
Loss on sale of investment properties	185	182
Current income tax expense associated with the sale of investment properties	350	1,099
Deferred income taxes	9,353	(1,051)
Non-controlling interests relating to the above	399	10
FFO adjustments related to discontinued operations	—	718

FFO	$38,795	$39,004

Basic and diluted FFO per stapled unit	$0.82	$0.83

Basic number of stapled units outstanding	47,017	46,962

Diluted number of stapled units outstanding	47,085	46,973

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 7, 2015 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-698-5954. Overseas callers should use +1-416-981-9095. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21767108) and will be available until Monday, May 18, 2015.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite REIT      2015    3

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

4    Granite REIT      2015

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period ended March 31, 2015

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period ended March 31, 2015. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2015 and the audited combined financial statements for the year ended December 31, 2014. This MD&A is prepared as at May 6, 2015. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2014 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, The Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At March 31, 2015, approximately 70% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 76% of Granite's debt was denominated in euros and the remaining 24% denominated in U.S. dollars as at March 31, 2015. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

Granite REIT      2015    5

The following tables reflect the changes in the average exchange rates during the three month periods ended March 31, 2015 and 2014, as well as the exchange rates as at March 31, 2015 and December 31, 2014, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended March 31,
	2015	2014	Change
1 U.S. dollar equals Cdn. dollars	1.241	1.103	13%
1 euro equals Cdn. dollars	1.397	1.512	(8)%

	Exchange Rates as at
	March 31, 2015	December 31, 2014	Change
1 U.S. dollar equals Cdn. dollars	1.268	1.160	9%
1 euro equals Cdn. dollars	1.362	1.404	(3)%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio; and

•
Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three month period ended March 31, 2015.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a

6    Granite REIT      2015

widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three month periods ended March 31, 2015 and 2014, there were no such adjustments and therefore comparable FFO has not been presented.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "FOREIGN CURRENCIES"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure, as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties were as follows:

	As at March 31, 2015	As at December 31, 2014
Income-Producing Properties	$2,319.8	$2,275.2
Properties and Land Under Development	38.7	31.4
Land Held For Development	4.2	3.8

	$2,362.7	$2,310.4

Granite REIT      2015    7

During the three month period ended March 31, 2015, investment properties increased by $52.3 million primarily as a result of:

  i.
  net fair value gains of $25.2 million attributable to a) a more pronounced compression in discount and terminal capitalization rates for properties acquired in 2013, in particular those acquired in Europe in the fourth quarter, together with favourable changes to cash flow assumptions and b) positive changes in leasing assumptions for certain properties in the United States and Austria following recent renewal activity partially offset by c) the negative impact of certain leases in Canada that are closer to expiry and the re-leasing assumptions are expected to be on less favourable terms than the current leases in place;

  ii.
  $23.9 million of net foreign exchange gains, which included $54.4 million of net foreign currency gains related to the strengthening of the U.S. dollar against the Cdn. dollar partially offset by $30.3 million of net foreign exchange losses related to the weakening of the euro against the Cdn. dollar; and

  iii.
  capital expenditures totalling $8.2 million.

These increases were partially offset by:

  i.
  a decrease of $4.8 million related to the disposition of two income-producing properties located in North America; one property was leased to a non-Magna tenant and one property was vacant.

Income-Producing Properties

At March 31, 2015, Granite had over 100 income-producing properties which represented approximately 30.0 million square feet of rentable space. The portfolio also included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at March 31, 2015 and December 31, 2014 was as follows:

	March 31, 2015		December 31, 2014
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$670.5	29%	$678.5	30%
Austria	666.7	29	677.1	30
United States	599.0	26	546.2	24
Germany	245.8	11	242.5	11
Netherlands	104.6	4	97.2	4
Other	33.2	1	33.7	1

	$2,319.8	100%	$2,275.2	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three month period ended March 31, 2015.

At March 31, 2015, Granite had two active improvement projects in Canada and Austria and two expansion projects at income-producing properties in Austria. The total estimated cost of these projects is approximately $9.7 million of which $8.4 million had been spent as at March 31, 2015 with the remaining cost to be funded during the remainder of the year using cash from operations. In addition, during the three month period ended March 31, 2015, a tenant in The Netherlands began improvements to an income-producing property. These

8    Granite REIT      2015

property improvements will be funded during the remainder of the year by restricted cash held in escrow of $4.1 million, which was acquired with the property in 2013.

Properties and Land Under Development

At March 31, 2015, the Trust had one property under development: an 89.2 acre land site located in Bethel Township, Pennsylvania which is being developed into a 0.75 million square foot industrial facility. As at March 31, 2015, construction costs of $26.0 million had been incurred for this project which is expected to be completed in the second quarter of 2015. Contractual commitments related to the project were $4.4 million at March 31, 2015. The project is primarily funded by a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million which was entered into in June 2014 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at March 31, 2015, $18.8 million had been drawn under the 2017 Construction Loan.

Land Held for Development

In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development. The development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At March 31, 2015, Magna was the tenant at 73 (December 2014 — 73) of Granite's income-producing properties and comprised 82% (December 2014 — 82%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Granite REIT      2015    9

Annualized Lease Payments

Granite's annualized lease payments as at March 31, 2015, including the change from December 31, 2014, were as follows:

Three Months Ended March 31, 2015
Annualized lease payments, beginning of period	$212.5
Contractual rent adjustments	0.7
Renewals and re-leasing	(1.2)
Effect of changes in foreign currency exchange rates	1.8

Annualized lease payments, as at March 31, 2015	$213.8

In the first quarter of 2015, annualized lease payments increased by $1.3 million from $212.5 million at December 31, 2014 to $213.8 million at March 31, 2015. This net increase reflected the cumulative impact of the following:

  i.
  net changes in foreign currency exchange rates increased annualized lease payments by $1.8 million. The strengthening of the U.S. dollar against the Cdn. dollar increased annualized lease payments by $4.6 million while the weakening of the euro against the Cdn. dollar decreased annualized lease payments by $2.9 million;

  ii.
  contractual rent adjustments increased annualized lease payments by $0.7 million primarily related to Consumer Price Index ("CPI") based increases on properties representing 8.0 million square feet of leaseable area in North America and Europe; and

  iii.
  the renewal or re-leasing of three leases in North America at rental rates which were overall lower than the expiring lease rates decreased annualized lease payments by $1.2 million.

The annualized lease payments by currency at March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015		December 31, 2014
Euro	$93.8	44%	$96.6	45%
Cdn. dollar	64.9	30	65.6	31
U.S. dollar	54.3	25	49.5	23
Other	0.8	1	0.8	1

	$213.8	100%	$212.5	100%

Leasing Activity

2015 Lease Expiries

As at December 31, 2014, Granite had 11 leases with a total area of 1.5 million square feet that had expiry dates in 2015. The following table details the status of these leases as at May 6, 2015:

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Renewed leases	4	500	$3.5
Leases with short termination notices	2	312	1.2
Negotiations in-progress	4	594	2.3
Disposition of property	1	58	—

	11	1,464	$7.0

10    Granite REIT      2015

Other New Leases and Extensions

On May 1, 2015, the lease expiry on a property leased to a non-Magna tenant in the United States was extended to January 31, 2028. The lease expiry for this 0.2 million square foot property was November 2022.

Lease Expiration

As at March 31, 2015, Granite's portfolio had a weighted average lease term by square footage of 5.1 years, compared to 5.3 years as at December 31, 2014, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2015		2016		2017		2018		2019		2020		2021 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,775	94	99	0.4	369	3.6	3,581	38.2	1,872	10.7	435	2.7	1,033	6.8	292	2.7
U.S.	8,439	824	564	2.2	364	1.4	765	9.3	931	5.0	1,389	12.9	61	0.4	3,541	23.2
Austria	8,085	88	—	—	381	2.5	—	—	1,495	10.7	380	3.2	—	—	5,741	43.0
Germany	3,898	—	300	1.3	965	3.8	—	—	791	5.5	303	1.5	—	—	1,539	10.3
Netherlands	1,441	—	314	2.0	—	—	—	—	—	—	500	2.8	627	4.1	—	—
Other	434	—	—	—	—	—	—	—	90	0.8	90	0.4	—	—	254	2.4

Total	30,072	1,006	1,277	5.9	2,079	11.3	4,346	47.5	5,179	32.7	3,097	23.5	1,721	11.3	11,367	81.6

% of portfolio	100%	3%	4%		7%		15%		17%		10%		6%		38%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period ended March 31, 2015, the Trust incurred leasing costs and lease incentives of $0.5 million.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Highlights

	Three Months Ended March 31,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$53.0	$52.9	—%
Net income from continuing operations attributable to stapled unitholders	54.4	12.1	350%
Net income attributable to stapled unitholders	54.4	14.5	275%
Funds from Operations(1)	38.8	39.0	(1)%
Diluted FFO per stapled unit(1)	$0.82	$0.83	(1)%
FFO payout ratio	70%	66%	4%

(1)
See "Results of Operations for the Three Months Ended March 31, 2015 — Funds from Operations"

(in millions, except number of properties)	March 31, 2015	December 31, 2014	Change
Number of income-producing properties	101	103	(2)%
Leaseable area (sq. ft.)	30.1	30.2	—%
Annualized lease payments	$213.8	$212.5	1%
Investment properties, fair value	$2,362.7	$2,310.4	2%

Granite REIT      2015    11

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended March 31, 2015 increased $0.1 million to $53.0 million from $52.9 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended March 31, 2014	$52.9
Acquisitions	1.3
Contractual rent adjustments	0.4
Completed projects on-stream	0.2
Vacancies and disposals of income-producing properties	(0.6)
Effect of changes in foreign currency exchange rates	(0.6)
Other, including straight-line adjustments to rental revenue	(0.6)

Rental revenue, three months ended March 31, 2015	$53.0

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014, representing 1.0 million square feet of leaseable area, contributed $1.3 million to rental revenue;

  ii.
  a $0.4 million increase in revenue from contractual rent adjustments included $0.3 million from CPI based increases and $0.1 million from fixed contract adjustments;

  iii.
  the completion of improvement projects in Canada contributed an incremental $0.2 million to rental revenue;

  iv.
  rental revenue for the three month period ended March 31, 2015 was negatively impacted by $0.4 million due to the sale of three income-producing properties in Canada and Germany and by $0.2 million due to the vacancy at an income-producing property in the United States;

  v.
  foreign exchange had a net $0.6 million negative impact on reported rental revenues. The strengthening of the Cdn. dollar against euro denominated rents decreased rental revenue by $2.0 million which was partially offset by an increase in rental revenue of $1.4 million due to the weakening of the Cdn. dollar against U.S. dollar denominated rents; and

  vi.
  other items had a negative impact on revenue of $0.6 million primarily related to the amortization of the lease incentives in respect of the lease extensions in 2014 at the Thondorf and Eurostar properties in Graz, Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.7 million for both of the three month periods ended March 31, 2015 and 2014. The $0.1 million increase in property costs recoverable from tenants was offset by a $0.1 million decrease in property taxes associated with our vacant properties.

General and Administrative Expenses

General and administrative expenses for the three month periods ended March 31, 2015 and 2014 were $6.5 million and $7.3 million, respectively. The $0.8 million net decrease primarily consisted of:

  i.
  $0.2 million in lower compensation costs primarily due to fewer grants being awarded to employees under Granite's unit-based compensation plan compared to the prior year period; and

  ii.
  a $0.6 million decrease in advisory fees primarily associated with additional costs incurred in the first quarter of 2014 with respect to establishing incremental procedures associated with the nature of Granite's stapled unit REIT structure.

12    Granite REIT      2015

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.5 million in the three month period ended March 31, 2015 compared to $6.9 million in the prior year period. Granite's debt profile since December 31, 2013 has changed significantly. In July 2014, Granite issued at par $250.0 million of 3.788% Series 2 senior debentures due on July 5, 2021 (the "2021 Debentures") and entered into a related cross currency interest rate swap. In August 2014, Granite redeemed all of the outstanding 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). Net interest expense and other financing costs for the three month periods ended March 31, 2015 and 2014 comprised of the following:

	Three Months Ended March 31,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$1.9	$2.0	$(0.1)
2021 Debentures, issued July 2014(1)	1.6	—	1.6
2016 Debentures, redeemed August 2014	—	4.1	(4.1)

	3.5	6.1	(2.6)
Mortgages and construction loan	0.5	0.3	0.2
Other financing costs, net	0.5	0.5	—

	$4.5	$6.9	$(2.4)

(1)
see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.3 million in the three month period ended March 31, 2015 compared to net foreign exchange gains of $0.2 million in the prior year period. Net foreign exchange losses for the three month period ended March 31, 2015 were primarily related to realized net foreign exchange losses on derivative financial instruments such as foreign exchange forward contracts. The net foreign exchange gains in the three month period ended March 31, 2014 included $0.4 million of net foreign exchange gains on the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros partially offset by $0.2 million of realized net foreign exchange losses on foreign exchange forward contracts.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $25.2 million in the three months ended March 31, 2015 compared to net fair value losses on investment properties of $23.6 million in the prior year period. In the three month period ended March 31, 2015, the net fair value gains were attributable to i) a more pronounced compression in discount and terminal capitalization rates for properties acquired in 2013, in particular those acquired in Europe in the fourth quarter, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States and Austria following recent renewal activity partially offset by iii) the negative impact of certain leases in Canada that are closer to expiry and the re-leasing assumptions are expected to be on less favourable terms than the current leases in place. In the three month period ended March 31, 2014, changes in leasing assumptions related largely to market rents in Canada accounted for just under half of the fair value losses with the balance attributable to changes in leasing assumptions in Austria and increases in discount and terminal capitalization rates relating to properties in Austria and Germany.

Granite REIT      2015    13

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.6 million and net fair value losses of less than $0.1 million in the three month periods ended March 31, 2015 and 2014, respectively. Net fair value gains on financial instruments for the three month period ended March 31, 2015 included $0.8 million of net fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.2 million of net fair value losses related to interest rate caps associated with the mortgages payable. Net fair value losses on financial instruments for the three months ended March 31, 2014 were related to the decrease in the fair value of interest rate caps associated with the mortgages payable, partially offset by net fair value gains related to foreign exchange contracts outstanding at the end of the period (see note 12 to the unaudited condensed combined financial statements for the three month period ended March 31, 2015).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.2 million for the three month period ended March 31, 2015 was related to the costs associated with sale of two income-producing properties in North America for aggregate gross proceeds of $4.8 million.

In the first quarter of 2014, the Trust disposed of an income-producing property in Germany and an income-producing property in the United States for aggregate gross proceeds of $21.0 million and incurred a $0.2 million loss on disposal due to the associated selling costs.

Income Tax Expense

Income tax expense for the three months ended March 31, 2015 was $10.8 million. Included in the tax expense for the period was a current income tax expense of $1.4 million comprised of:

  i.
  $0.9 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.3 million expense related to the disposition of a property in the United States; and

  iii.
  $0.2 million expense in unrecognized tax benefits.

Also included in the quarter's income tax expense was a deferred tax expense of $9.4 million that related primarily to the net fair value gains in respect of investment properties in foreign jurisdictions, other timing differences associated with certain foreign operations and to a lesser extent withholding taxes.

The Trust's effective tax rate was 16.4% in the first quarter of 2015, compared to 9.2% in the first quarter of 2014 as a result of fair value gains recorded in foreign operations combined with losses recorded in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the three month period ended March 31, 2015, net income from continuing operations was $54.8 million compared to $12.2 million in the prior year period. The increase of $42.6 million was primarily due to:

  i.
  net fair value gains on investment properties of $25.2 million compared to net fair value losses of $23.6 million in the prior year period;

  ii.
  lower interest expense of $2.4 million due to the previously noted changes in Granite's debt profile; and

  iii.
  a net $0.8 million decrease in general and administrative expenses; partially offset by

  iv.
  a $10.4 million increase in deferred tax expense.

14    Granite REIT      2015

Net Income from Discontinued Operations

In June 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the revenue and expenses associated with the Mexican portfolio as discontinued operations in the condensed combined financial statements. The Trust's operations for the three month period ended March 31, 2015 were not impacted by discontinued operations as the disposition was completed during the second quarter of 2014. Net income from discontinued operations for the first quarter of 2014 comprised the following:

Three Months Ended March 31, 2014
Rental revenue	$3.6
Income before income taxes(1)	3.6
Income tax expense	(1.1)

Income from discontinued operations before loss on sale of disposed properties	2.5
Loss on sale of investment properties(2)	(0.1)

Net income from discontinued operations	$2.4

(1)
Income before income taxes included $3.6 million of rental revenue, net of nominal operating costs and net fair value losses on investment properties.

(2)
Loss on sale of investment properties comprised associated selling costs incurred in the period.

Net Income

Net income was $54.8 million in the three month period ended March 31, 2015 in comparison to $14.6 million in the prior year period. The $40.2 million increase was due to the $42.6 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $2.4 million decrease in net income from discontinued operations.

Funds From Operations

	Three Months Ended March 31,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$54,362	$14,455
Add (deduct):
Fair value losses (gains) on investment properties	(25,243)	23,553
Fair value losses (gains) on financial instruments	(611)	38
Loss on sale of investment properties	185	182
Current income tax expense associated with the sale of investment properties	350	1,099
Deferred income taxes	9,353	(1,051)
Non-controlling interests relating to the above	399	10
FFO adjustments related to discontinued operations	—	718

FFO	$38,795	$39,004	(1)%

Basic and diluted FFO per stapled unit	$0.82	$0.83	(1)%

Basic number of stapled units outstanding	47,017	46,962

Diluted number of stapled units outstanding	47,085	46,973

FFO for the three month period ended March 31, 2015 was $38.8 million compared to FFO for the three months ended March 31, 2014 of $39.0 million, which comprised $35.9 million from continuing operations and $3.1 million from discontinued operations. The $0.2 million decrease in FFO was primarily due to a $3.1 million decrease in FFO from the discontinued operations, partially offset by lower net interest expense of $2.4 million and a net $0.8 million decrease in general and administrative expenses.

Granite REIT      2015    15

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $41.1 million in the three month period ended March 31, 2015. At March 31, 2015, the Trust had cash and cash equivalents of $113.5 million and unitholders' equity of $1.7 billion.

Cash Flows

Operating Activities

	Three Months Ended March 31,
	2015	2014
Net income from continuing operations	$54.8	$12.2
Items not involving current cash flows	(14.7)	24.2
Tenant allowance	—	(37.8)
Current income tax expense	1.4	2.3
Income taxes paid	(0.7)	(1.6)
Interest expense	4.2	6.7
Interest paid	(3.9)	(0.6)
Changes in working capital balances from continuing operations	—	(14.2)

Cash provided by (used in) operating activities from continuing operations	41.1	(8.8)
Cash provided by operating activities from discontinued operations	—	2.9

Cash provided by (used in) operating activities	$41.1	$(5.9)

For the three month period ended March 31, 2015, operating activities generated cash of $41.1 million compared to cash used of $5.9 million in the prior year period. Excluding the $37.8 million payment made in the first quarter of 2014, which was related to the lease incentive in respect of the extension at Granite's largest facility in Thondorf, Austria, cash provided by operating activities increased by $9.2 million over the prior year period. This increase was primarily related to a $14.2 million decrease in cash used by changes in working capital balances and a $0.9 million decrease in income taxes paid, partially offset by a $3.3 million increase in interest paid primarily due to the timing of the 2021 Debenture interest payments and a $2.9 million decrease in cash provided by operating activities from discontinued operations.

The change in working capital balances for the three months ended March 31, 2015 reflected a use of cash of less than $0.1 million, primarily due to a $3.1 million decrease in accounts payable and accrued liabilities mainly related to the payment of incentive compensation pay and a $0.2 million increase in accounts receivable partially offset by a $3.3 million increase in deferred revenue due to the timing of rental receipts.

For the three month period ended March 31, 2014, the change in working capital balances used cash of $14.2 million primarily due to a $7.2 million increase in accounts receivable, mainly due to the value-added tax receivable related to the payment of the lease incentive noted above for the Thondorf facility, a $6.2 million decrease in accounts payable and other accrued liabilities primarily due to the payments of acquisition expenses, construction costs and incentive compensation pay and a $0.5 million decrease in deferred revenue due to the timing of rental receipts.

Cash provided by operating activities from discontinued operations for the three month period ended March 31, 2014 of $2.9 million was primarily related to $3.6 million of rental revenue partially offset by $0.5 million of income tax payments and $0.2 million of net cash outflows related to the change in working capital balances.

Investing Activities

Investing activities for the three month period ended March 31, 2015 used cash of $13.8 million. The major components included $10.7 million of investment property capital expenditures, and $7.7 million of income

16    Granite REIT      2015

tax payments related to discontinued operations, partially offset by $4.7 million of net proceeds received on the disposal of two income-producing properties.

For the three months ended March 31, 2014, investing activities provided cash of $13.1 million which was primarily a result of net proceeds of $20.8 million received on the disposal of two income-producing properties, partially offset by investment property capital expenditures of $7.4 million.

Financing Activities

For the three month period ended March 31, 2015, financing activities used cash of $29.4 million which largely comprised distribution payments of $27.1 million and $11.3 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $9.2 million of U.S. dollar secured long-term debt borrowings.

Cash used in financing activities for the three month period ended March 31, 2014 of $30.4 million was primarily related to distribution payments of $25.8 million and the repayment of U.S. dollar denominated bank indebtedness of $11.3 million, partially offset by U.S. dollar secured long-term debt borrowings of $4.9 million and $1.8 million received upon the exercise of unit options.

Bank and Debenture Financing

Granite's debt consisted of the following:

	March 31, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.2	79%	$447.0	77%
Cross currency interest rate swaps, net liability (asset)	(18.1)	(3)	3.4	1
Mortgages, net	45.7	8	41.9	7
Construction loans, net	35.9	6	24.2	4
Bank indebtedness	57.1	10	62.6	11

	$567.8	100%	$579.1	100%

Fair value of investment properties	$2,362.7		$2,310.4

Leverage ratio(1)	24%		25%

(1)
Defined as total debt divided by the total fair value of investment properties

Unsecured Debentures and Cross Currency Interest Rate Swaps

In July 2014, the Trust issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2015, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.6 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at March 31, 2015, the fair value of the cross currency interest rate swap was a net financial asset of $11.9 million.

In October 2013, the Trust issued $200.0 million of Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2015, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.6 million.

Granite REIT      2015    17

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at March 31, 2015, the fair value of the cross currency interest rate swap was a net financial asset of $6.1 million.

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $45.7 million (U.S. $36.0 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

In June 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to the property held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At March 31, 2015, the amount outstanding net of issuance costs was $18.8 million (U.S. $14.8 million).

In July 2013, the Trust entered into a secured loan for U.S. $17.0 million (the "2016 Construction Loan") relating to the construction of a multipurpose facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At March 31, 2015, the amount outstanding net of issuance costs was $17.2 million (U.S. $13.5 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At March 31, 2015, the Trust had $57.1 million (U.S. $45.0 million) drawn under the Granite Credit Facility and $0.7 million in letters of credit issued against the Granite Credit Facility.

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as

18    Granite REIT      2015

well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2015, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 16, 2014, Moody's Investors Service, Inc. upgraded its credit rating of the Trust to Baa2 with a stable outlook from Baa3 with a positive outlook and on June 30, 2014, Moody's confirmed the higher rating. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended March 31,
(in thousands)	2015	2014
Net income	$54,815	$14,563

Cash flows provided by (used in) operating activities	41,120	(5,932)
Distributions paid and payable	(27,082)	(25,785)

Cash flows from operating activities over (under) distributions paid and payable	$14,038	$(31,717)

Total distributions declared to stapled unitholders in the three months ended March 31, 2015 and 2014 were $27.1 million or 57.6 cents per stapled unit and $25.8 million or 54.9 cents per stapled unit, respectively. Distributions for the three month period ended March 31, 2015 were funded from cash flows from operations. Cash used in operating activities for the three month period ended March 31, 2014 included a $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the first quarter of 2015, there were no changes in the internal controls over financial reporting that have been materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Granite REIT      2015    19

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At March 31, 2015, the Trust had contractual commitments related to construction and development projects amounting to approximately $5.7 million and commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	0.8
Later than 5 years	0.2

$1.4

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 16 and 18 to the unaudited condensed combined financial statements for the three month period ended March 31, 2015.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,911 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the three months ended March 31, 2015 were $27.1 million. On April 17, 2015, Granite declared monthly distributions of 19.2 cents per stapled unit or $9.0 million which will be paid on May 15, 2015.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

20    Granite REIT      2015

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2014. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2014. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three month period ended March 31, 2015 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Granite REIT      2015    21

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three month period ended March 31, 2015, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from contracts with customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

22    Granite REIT      2015

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the three month period ended March 31, 2015.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2014 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information)	Q1'15	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	Q3'13	Q2'13
Rental revenue and tenant recoveries	$53,036	$51,016	$51,301	$52,160	$52,933	$51,238	$47,565	$46,151

Net income (loss) attributable to stapled unitholders from:(1),(2)
Continuing operations	$54,362	$21,454	$3,636	$26,299	$12,067	$(4,065)	$19,246	$39,073
Discontinued operations	—	—	—	4,369	2,388	1,466	(9,455)	4,475

Net income (loss) attributable to stapled unitholders	$54,362	$21,454	$3,636	$30,668	$14,455	$(2,599)	$9,791	$43,548
Add (deduct):
Fair value losses (gains) on investment properties	(25,243)	17,793	4,704	5,570	23,553	29,898	9,436	(8,122)
Fair value losses (gains) on financial instruments	(611)	38	124	(377)	38	(216)	(4)	643
Acquisition transaction costs	—	189	—	—	—	7,751	5,702	382
Loss (gain) on sale of investment properties	185	(1,678)	80	—	182	450	—	328
Current income tax expense associated with the sale of investment properties	350	439	—	—	1,099	—	—	—
Deferred income taxes	9,353	(1,832)	1,580	5,541	(1,051)	(341)	(569)	(3,624)
Non-controlling interests relating to the above	399	(157)	9	34	10	107	(6)	(260)
FFO adjustments related to discontinued operations	—	—	—	(1,566)	718	1,420	12,201	(1,637)

FFO	$38,795	$36,246	$10,133	$39,870	$39,004	$36,470	$36,551	$31,258
Adjustments to calculate comparable FFO(3)	—	—	28,580	—	—	—	—	4,220

Comparable FFO(3)	$38,795	$36,246	$38,713	$39,870	$39,004	$36,470	$36,551	$35,478

Diluted FFO per stapled unit	$0.82	$0.77	$0.22	$0.85	$0.83	$0.78	$0.78	$0.67

Diluted comparable FFO per stapled unit(3)	$0.82	$0.77	$0.82	$0.85	$0.83	$0.78	$0.78	$0.76

Cash distributions declared per stapled unit	$0.58	$0.56	$0.55	$0.55	$0.55	$0.53	$0.53	$0.53

Payout ratio(3)	70%	72%	67%	65%	66%	69%	67%	69%

Basic stapled units outstanding	47,017	47,014	47,014	47,014	46,962	46,942	46,942	46,932

Diluted stapled units outstanding	47,085	47,091	47,083	47,070	46,973	46,957	46,948	46,948

(1)
The results for 2015 include $25.2 million ($20.8 million net of income taxes) in the first quarter of net fair value gains on investment properties.

(2)
The results for 2014 include $23.6 million, $5.6 million, $4.7 million and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter relating to the early redemption of the 2016 Debentures.

The results for 2013 include (i) $0.6 million, $0.3 million and $0.2 million ($0.6 million, $0.3 million and $0.1 million net of income taxes) in the second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $5.7 million and $7.8 million ($0.4 million, $4.7 million and $5.9 million net of income taxes) in the second, third and fourth quarters of acquisition transaction costs, (iii) $10.9 million ($9.0 million net of income taxes) in the second quarter of fair value gains and $25.1 million and $29.9 million ($22.8 million and $25.0 million net of income taxes) of fair value losses

Granite REIT      2015    23

  in the third and fourth quarters on investment properties, and (iv) $4.2 million in the second quarter of current tax expense relating to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions.

(3)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures. Comparable FFO in the second quarter of 2013 excludes $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

24    Granite REIT      2015

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2015 and 2014

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2015	December 31, 2014
ASSETS
Non-current assets:
Investment properties	3	$2,362,726	$2,310,378
Deferred tax assets		5,940	7,206
Fixed assets, net		1,592	1,746
Other assets	4	1,733	1,879
Cross currency interest rate swaps	5	18,040	481

		2,390,031	2,321,690
Current assets:
Accounts receivable		2,455	2,247
Income taxes receivable		870	921
Prepaid expenses and other		2,651	1,885
Restricted cash		4,661	4,782
Cash and cash equivalents		113,463	116,233

Total assets		$2,514,131	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$447,201	$447,049
Cross currency interest rate swap	5	—	3,829
Secured long-term debt	6	80,537	65,247
Deferred tax liabilities		165,284	155,708
Other non-current liabilities	7	11,188	10,809

		704,210	682,642
Current liabilities:
Deferred revenue		8,697	5,299
Bank indebtedness	8	57,074	62,645
Current portion of secured long-term debt	6	1,028	832
Accounts payable and accrued liabilities	9	32,371	36,649
Distributions payable		9,027	9,027
Income taxes payable		7,612	14,421

Total liabilities		820,019	811,515

Equity:
Stapled unitholders' equity		1,687,004	1,629,985
Non-controlling interests		7,108	6,258

Total equity		1,694,112	1,636,243

Total liabilities and stapled unitholders' equity		$2,514,131	$2,447,758

Commitments and contingencies (note 18)

See accompanying notes

26    Granite REIT      2015

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2015	2014
Rental revenue and tenant recoveries			$53,036	$52,933
Property operating costs	12	(a)	1,738	1,732
General and administrative expenses	12	(b)	6,451	7,266
Depreciation and amortization			179	121
Interest expense and other financing costs, net	12	(c)	4,487	6,869
Foreign exchange losses (gains), net			260	(232)
Fair value losses (gains) on investment properties, net	3		(25,243)	23,553
Fair value losses (gains) on financial instruments	12	(d)	(611)	38
Loss on sale of investment properties	3		185	182

Income before income taxes			65,590	13,404
Income tax expense	13		10,775	1,229

Net income from continuing operations			54,815	12,175
Net income from discontinued operations	14		—	2,388

Net income			$54,815	$14,563

Net income attributable to:
Stapled unitholders
Continuing operations			$54,362	$12,067
Discontinued operations			—	2,388

			54,362	14,455

Non-controlling interests
Continuing operations			453	108
Discontinued operations			—	—

			453	108

			$54,815	$14,563

See accompanying notes

Granite REIT      2015    27

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2015	2014
Net income			$54,815	$14,563
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			14,330	58,842
Unrealized gain (loss) on cross currency interest rate swaps(1)	5	(b)	21,597	(8,245)
Net foreign exchange loss on net investment hedge, includes income taxes of nil(1)			(5,753)	(2,283)

Total other comprehensive income			30,174	48,314

Comprehensive income			$84,989	$62,877

(1) Items that may be reclassified subsequently to net income
Comprehensive income attributable to:
Stapled unitholders
Continuing operations			$84,100	$56,073
Discontinued operations			—	6,497

			84,100	62,570

Non-controlling interests
Continuing operations			889	307
Discontinued operations			—	—

			889	307

Comprehensive income			$84,989	$62,877

See accompanying notes

28    Granite REIT      2015

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended March 31, 2015
	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	54,362	—	54,362	453	54,815
Other comprehensive income	—		—	—	—	29,738	29,738	436	30,174
Distributions	—		—	—	(27,082)	—	(27,082)	(39)	(27,121)
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1

Equity at March 31, 2015	47,017		$2,124,203	$61,425	$(614,819)	$116,195	$1,687,004	$7,108	$1,694,112

(1)
37 stapled units were issued

	Three Months Ended March 31, 2014
	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	14,455	—	14,455	108	14,563
Other comprehensive income	—	—	—	—	48,115	48,115	199	48,314
Distributions	—	—	—	(25,785)	—	(25,785)	(51)	(25,836)
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	19	739	—	—	—	739	—	739

Equity at March 31, 2014	47,014	$2,124,067	$61,425	$(620,001)	$145,176	$1,710,667	$5,539	$1,716,206

See accompanying notes

Granite REIT      2015    29

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended March 31,
	Note		2015	2014
OPERATING ACTIVITIES
Net income from continuing operations			$54,815	$12,175
Items not involving current cash flows	15	(a)	(14,696)	24,130
Tenant allowance			—	(37,769)
Current income tax expense	13	(a)	1,422	2,280
Income taxes paid			(658)	(1,575)
Interest expense			4,196	6,710
Interest paid			(3,933)	(588)
Changes in working capital balances from continuing operations	15	(b)	(26)	(14,197)

Cash provided by (used in) operating activities from continuing operations			41,120	(8,834)
Cash provided by operating activities from discontinued operations			—	2,902

Cash provided by (used in) operating activities			41,120	(5,932)

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		4,668	20,782
Capital expenditures			(10,729)	(7,358)
Fixed asset additions			(47)	(186)
Decrease (increase) in other assets			41	(84)
Cash used in investing activities from discontinued operations	14		(7,725)	(92)

Cash provided by (used in) investing activities			(13,792)	13,062

FINANCING ACTIVITIES
Distributions paid			(27,082)	(25,772)
Proceeds from secured long-term debt			9,214	4,909
Repayment of secured long-term debt			(152)	—
Repayments of bank indebtedness			(11,325)	(11,251)
Financing costs paid			(30)	—
Distributions to non-controlling interests			(39)	(51)
Proceeds from units issued			—	1,781

Cash used in financing activities			(29,414)	(30,384)

Effect of exchange rate changes on cash and cash equivalents			(684)	3,393

Net decrease in cash and cash equivalents during the period			(2,770)	(19,861)
Cash and cash equivalents, beginning of period			116,233	95,520

Cash and cash equivalents, end of period			$113,463	$75,659

See accompanying notes

30    Granite REIT      2015

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2015 and December 31, 2014 and for the three month periods ended March 31, 2015 and 2014 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 6, 2015.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three month period ended March 31, 2015 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2014.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or

Granite REIT      2015    31

  Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.     INVESTMENT PROPERTIES

As at	March 31, 2015	December 31, 2014
Income-Producing Properties	$2,319,818	$2,275,220
Properties and Land Under Development	38,719	31,349
Land Held For Development	4,189	3,809

	$2,362,726	$2,310,378

32    Granite REIT      2015

Changes in investment properties are shown in the following table:

	Three Months Ended March 31, 2015			Year Ended December 31, 2014
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,275,220	$31,349	$3,809	$2,325,583	$18,108	$8,206
Additions
— Capital expenditures	3,894	4,319	—	15,809	27,626	816
— Acquisitions	—	—	—	75,864	—	3,831
— Land under development	—	—	—	—	9,034	(9,034)
— Completed projects	—	—	—	24,762	(24,762)	—
— Tenant allowances	—	—	—	44,492	—	—
Fair value gains (losses), net	25,243	—	—	(51,624)	—	—
Foreign currency translation, net	20,474	3,051	380	(4,662)	1,343	(10)
Disposals	(4,838)	—	—	(151,251)	—	—
Other changes	(175)	—	—	(3,753)	—	—

Balance, end of period	$2,319,818	$38,719	$4,189	$2,275,220	$31,349	$3,809

During the three months ended March 31, 2015, the Trust disposed of two income-producing properties located in North America for aggregate gross proceeds of $4.8 million and incurred a $0.2 million loss on disposal due to the associated selling costs. The fair value gain during the three month period ended March 31, 2015, excluding the properties sold in the period, was $24.9 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values.

Granite REIT      2015    33

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

	March 31, 2015			December 31, 2014
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.50%	6.50%	7.75%	8.50%	6.50%	7.75%
Terminal cap rate	8.50%	5.75%	7.25%	8.50%	5.75%	7.25%
United States
Discount rate	14.00%	6.72%	8.74%	14.00%	6.72%	8.80%
Terminal cap rate	13.00%	5.64%	8.58%	13.00%	5.64%	8.64%
Germany
Discount rate	9.50%	7.25%	8.12%	9.50%	6.20%	8.26%
Terminal cap rate	9.50%	6.50%	8.08%	9.50%	7.50%	8.25%
Austria
Discount rate	10.00%	8.25%	8.48%	9.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.75%	8.90%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.75%	7.25%	7.45%	9.21%	6.84%	8.39%
Terminal cap rate	7.40%	7.00%	7.25%	7.50%	7.50%	7.50%
Other
Discount rate	10.50%	8.50%	9.77%	10.60%	8.50%	9.72%
Terminal cap rate	10.50%	8.15%	9.98%	10.50%	8.25%	9.97%

Included in investment properties is $11.6 million (December 31, 2014 — $11.4 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$207,595
Later than 1 year and not later than 5 years	608,367
Later than 5 years	294,109

$1,110,071

4.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2015	December 31, 2014
Deferred financing costs	$497	$524
Long-term receivables	571	533
Interest rate caps (note 6)	222	362
Deposits	443	460

	$1,733	$1,879

34    Granite REIT      2015

5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

		March 31, 2015		December 31, 2014
As at	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
4.613% Debentures	October 2, 2018	$198,611	$200,000	$198,515	$200,000
3.788% Debentures	July 5, 2021	248,590	250,000	248,534	250,000

		$447,201	$450,000	$447,049	$450,000

(b)   Cross currency interest rate swaps

As at	March 31, 2015	December 31, 2014
Financial asset
2018 Cross Currency Interest Rate Swap — fair value	$6,139	$—
2021 Cross Currency Interest Rate Swap — fair value	11,901	481

	$18,040	$481

Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$—	$3,829

On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three month period ended March 31, 2015, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

Granite REIT      2015    35

6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at				March 31, 2015		December 31, 2014
	Maturity Date	Interest Rate		U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(2)	$23,716	$30,079	$23,753	$27,556
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(2)	12,278	15,572	12,351	14,328
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%		13,533	17,164	13,322	15,455
2017 Construction Loan	June 20, 2017	LIBOR + 2.25%		14,784	18,750	7,534	8,740

				$64,311	$81,565	$56,960	$66,079
Less: due within one year				810	1,028	717	832

				$63,501	$80,537	$56,243	$65,247

(1)
The amounts outstanding are net of transaction costs.
(2)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgage thereby limiting the interest rate exposure to a maximum of 4%.

The mortgages and construction loans are recourse only to specific properties. Properties securing the mortgages have a fair value of $85.0 million at March 31, 2015 and are pledged as collateral. The 2016 and 2017 Construction Loans are secured by first mortgage liens on the properties having an aggregate fair value of $68.1 million at March 31, 2015.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	March 31, 2015	December 31, 2014
Contingent consideration	$4,713	$4,272
Tenant allowance payable	6,475	6,537

	$11,188	$10,809

Contingent consideration was recognized in connection with acquisitions completed in 2013 and is expected to be settled during 2018. This amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At March 31, 2015, Granite LP had $57.1 million

36    Granite REIT      2015

(U.S. $45.0 million) drawn under the Credit Facility and $0.7 million in letters of credit issued against the Credit Facility.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2015	December 31, 2014
Accounts payable	$4,088	$4,608
Accrued salaries and wages	2,232	5,197
Accrued interest payable	7,086	7,129
Accrued construction payable	5,097	7,652
Accrued employee unit-based compensation	3,530	3,096
Accrued trustee/director unit-based compensation	5,035	4,632
Other accrued liabilities	5,303	4,335

	$32,371	$36,649

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2015 were $27.1 million (2014 — $25.8 million) or 57.6 cents per stapled unit (2014 — 54.9 cents per stapled unit). Distributions payable at March 31, 2015 of $9.0 million, representing the March 2015 distribution, were paid on April 15, 2015. On April 17, 2015, distributions of $9.0 million or 19.2 cents per stapled unit were declared and will be paid on May 15, 2015.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	100	$33.92
Exercised	—	—	(50)	35.62

Options outstanding and exercisable, March 31	50	$32.21	50	$32.21

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels

Granite REIT      2015    37

  elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	110	$34.45	87	$32.92
Granted	6	43.55	6	39.46

DSUs outstanding, March 31	116	$34.89	93	$33.34

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2015			2014
	Number (000s)		Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	97		$38.19	62	$37.42
New grants	30		42.65	53	39.01
Settled	—	(1)	39.01	(19)	38.74

Stapled units outstanding, March 31(2)	127		$39.34	96	$38.04

(1)
37 stapled units were settled.
(2)
As at March 31, 2015, 60 thousand vested stapled units were outstanding.

  During the three month period ended March 31, 2015, the Trust recognized unit-based compensation expense of $0.8 million (2014 — $1.0 million), which included a $0.4 million expense (2014 — $0.4 million) pertaining to the DSP plans, a $0.4 million expense (2014 — $0.5 million) pertaining to the Stapled Unit Plan and a net expense of less than $0.1 million (2014 — $0.1 million) related to the re-measurement of the Option Plan liability in the period.

(b)   Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at March 31,	2015	2014
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests	$99,888	$164,911
Gains (losses) on derivatives designated as net investment hedges	16,307	(19,735)

	$116,195	$145,176

38    Granite REIT      2015

12.  COSTS AND EXPENSES (INCOME)

(a)   Property operating costs consist of:

	Three Months Ended March 31,
	2015	2014
Non-recoverable from tenants:
Property taxes and utilities	$264	$383
Legal	195	277
Environmental and appraisals	117	156
Repairs and maintenance	70	59
Other	447	294

	1,093	1,169

Recoverable from tenants:
Property taxes and utilities	329	248
Repairs and maintenance	56	36
Other	260	279

	645	563

Property operating costs	$1,738	$1,732

(b)   General and administrative expenses consist of:

	Three Months Ended March 31,
	2015	2014
Salaries and benefits	$3,395	$3,473
Audit, legal and consulting	993	1,535
Trustee/director fees and related expenses	196	226
Unit-based compensation for employees and trustees/directors	843	1,027
Other	1,024	1,005

	$6,451	$7,266

Granite REIT      2015    39

(c)   Interest expense and other financing costs, net consist of:

	Three Months Ended March 31,
	2015	2014
Interest, accretion and costs on debentures	$3,530	$6,127
Interest on mortgages payable and construction loan	489	319
Amortization of deferred financing costs	52	79
Other interest and accretion charges	546	392

	4,617	6,917
Capitalized interest	(47)	—
Interest income	(83)	(48)

	$4,487	$6,869

(d)   Fair value losses (gains) on financial instruments consist of:

	Three Months Ended March 31,
	2015	2014
Foreign exchange forward contracts, net	$(783)	$(39)
Interest rate caps	172	77

	$(611)	$38

13.  INCOME TAXES

(a)
The major components of the income tax expense (recovery) are:

	Three Months Ended March 31,
	2015	2014
Current income tax expense	$1,422	$2,280
Deferred income tax expense (recovery)	9,353	(1,051)

Income tax expense	$10,775	$1,229

  Included in current income tax expense for the three month period ended March 31, 2015 is $0.3 million arising from the disposition of a property in the United States. Current income tax expense for the three month period ended March 31, 2014 included $1.1 million arising from disposition of a property in Germany.

40    Granite REIT      2015

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2015	2014
Income before income taxes	$65,590	$13,404

Expected income taxes at the Canadian statutory tax rate of 26.5% (2014 — 26.5%)	$17,381	$3,552
Income distributed and taxable to unitholders	(6,204)	(2,877)
Net foreign rate differentials	(979)	8
Net change in provisions for uncertain tax positions	189	324
Net permanent differences	(1,408)	129
Withholding taxes and other	1,796	93

Income tax expense	$10,775	$1,229

14.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the condensed combined financial statements.

Granite's results of operations from discontinued operations are as follows:

	Three Months Ended March 31,
	2015	2014
Rental revenue	$—	$3,648
Operating costs and expenses	—	9
Fair value losses on investment properties, net	—	4

Income before income taxes	—	3,635
Income tax expense	—	(1,155)

Income from discontinued operations before loss on sale of disposed properties	—	2,480
Loss on sale of investment properties(1)	—	(92)

Net income from discontinued operations	$—	$2,388

(1)
Loss on sale of investment properties comprised associated selling costs incurred in the period.

During the three month period ended March 31, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties.

Granite REIT      2015    41

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2015	2014
Straight-line rent adjustment	$1,314	$575
Unit-based compensation expense	843	1,027
Fair value losses (gains) on investment properties	(25,243)	23,553
Depreciation and amortization	179	121
Fair value losses (gains) on financial instruments	(611)	38
Loss on sale of investment properties	185	182
Amortization of issuance costs and discount accretion of debentures	193	200
Amortization of deferred financing costs	52	79
Deferred income taxes	9,353	(1,051)
Other	(961)	(594)

	$(14,696)	$24,130

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2015	2014
Accounts receivable	$(200)	$(7,215)
Prepaid expenses and other	—	(217)
Accounts payable and accrued liabilities	(3,083)	(6,230)
Deferred revenue	3,257	(535)

	$(26)	$(14,197)

(c)
Non-cash financing activities

  During the three month period ended March 31, 2015, less than one thousand stapled units (2014 — 19 thousand stapled units) with a value of less than $0.1 million (2014 — $0.7 million) were issued under the Stapled Unit Plan.

42    Granite REIT      2015

16.  FAIR VALUE

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at March 31, 2015:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$222	(1)	$571	(2)	$571	$793	$793
Cross currency interest rate swaps	18,040		—		—	18,040	18,040
Accounts receivable	—		2,455		2,455	2,455	2,455
Prepaid expenses and other	1,320	(3)	—		—	1,320	1,320
Restricted cash	—		4,661		4,661	4,661	4,661
Cash and cash equivalents	—		113,463		113,463	113,463	113,463

	$19,582		$121,150		$121,150	$140,732	$140,732

Financial liabilities
Unsecured debentures, net	$—		$447,201		$480,190	$447,201	$480,190
Secured long-term debt	—		81,565		81,565	81,565	81,565
Other non-current liabilities	—		11,188		11,188	11,188	11,188
Bank indebtedness	—		57,074		57,074	57,074	57,074
Accounts payable and accrued liabilities	—		32,371		32,371	32,371	32,371
Distributions payable	—		9,027		9,027	9,027	9,027

	$—		$638,426		$671,415	$638,426	$671,415

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses.

Granite REIT      2015    43

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2014:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$362	(4)	$533	(5)	$533	$895	$895
Cross currency interest rate swap	481		—		—	481	481
Accounts receivable	—		2,247		2,247	2,247	2,247
Prepaids expenses and other	586	(6)	—		—	586	586
Restricted cash	—		4,782		4,782	4,782	4,782
Cash and cash equivalents	—		116,233		116,233	116,233	116,233

	$1,429		$123,795		$123,795	$125,224	$125,224

Financial liabilities
Unsecured debentures, net	$—		$447,049		$468,700	$447,049	$468,700
Cross currency interest rate swap	3,829		—		—	3,829	3,829
Secured long-term debt	—		66,079		66,079	66,079	66,079
Other non-current liabilities	—		10,809		10,809	10,809	10,809
Bank indebtedness	—		62,645		62,645	62,645	62,645
Accounts payable and accrued liabilities	49	(7)	36,600		36,600	36,649	36,649
Distributions payable	—		9,027		9,027	9,027	9,027

	$3,878		$632,209		$653,860	$636,087	$657,738

(4)
Interest rate caps included in other assets.
(5)
Long-term receivables included in other assets.
(6)
Foreign exchange forward contracts included in prepaid expenses.
(7)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At March 31, 2015, the Trust held five foreign exchange forward contracts (December 31, 2014 — six contracts outstanding). The foreign exchange contracts in place are to purchase $24.5 million and sell euro 17.0 million. For the three month period ended March 31, 2015, the Trust recorded a net fair value gain of $0.8 million (2014 — net fair value gain of less than $0.1 million) on these outstanding foreign exchange forward contracts.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is

44    Granite REIT      2015

  not employing hedge accounting for these instruments. The fair value of the interest rate caps at March 31, 2015 was $0.2 million (December 31, 2014 — $0.4 million). For the three month period ended March 31, 2015, the Trust recorded a net fair value loss of $0.2 million (2014 — net fair value loss of $0.1 million) on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Cross currency interest rate swaps	$—	$18,040	$—
Interest rate caps included in other assets	—	222	—
Foreign exchange forward contracts included in prepaid expenses and other	—	1,320	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	480,190	—	—
Other non-current liabilities	—	—	11,188
Secured long-term debt	—	81,565	—
Bank indebtedness	—	57,074	—

Net Liabilities measured at fair value	$(480,190)	$(119,057)	$(11,188)

Granite REIT      2015    45

As at December 31, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Cross currency interest rate swap	$—	$481	$—
Interest rate caps included in other assets	—	362	—
Foreign exchange forward contracts included in prepaid expenses and other	—	586	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,700	—	—
Cross currency interest rate swap	—	3,829	—
Other non-current liabilities	—	—	10,809
Secured long-term debt	—	66,079	—
Bank indebtedness	—	62,645	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	49	—

Net Liabilities measured at fair value	$(468,700)	$(131,173)	$(10,809)

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2015 and the year ended December 31, 2014, there were no transfers between the levels.

46    Granite REIT      2015

17.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at March 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,362,726			$2,362,726
Investment in Granite LP	—	4	(4)	—
Other non-current assets	27,305			27,305

	2,390,031	4	(4)	2,390,031
Current assets:
Other current assets	10,610	27		10,637
Intercompany receivable(1)	—	3,846	(3,846)	—
Cash and cash equivalents	113,428	35		113,463

Total assets	$2,514,069	3,912	(3,850)	$2,514,131

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,201			$447,201
Other non-current liabilities	257,009			257,009

	704,210			704,210
Current liabilities:
Bank indebtedness	57,074			57,074
Intercompany payable	3,846		(3,846)	—
Other current liabilities	54,827	3,908		58,735

Total liabilities	819,957	3,908	(3,846)	820,019

Equity:
Stapled unitholders' equity	1,687,000	4		1,687,004
Non-controlling interests	7,112		(4)	7,108

Total liabilities and stapled unitholders' equity	$2,514,069	3,912	(3,850)	$2,514,131

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT      2015    47

Balance Sheet	As at December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,310,378			$2,310,378
Investment in Granite LP	—	3	(3)	—
Other non-current assets	11,312			11,312

	2,321,690	3	(3)	2,321,690
Current assets:
Other current assets	9,791	44		9,835
Intercompany receivable(1)	—	6,083	(6,083)	—
Cash and cash equivalents	116,160	73		116,233

Total assets	$2,447,641	6,203	(6,086)	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,049			$447,049
Other non-current liabilities	235,593			235,593

	682,642			682,642
Current liabilities:
Bank indebtedness	62,645			62,645
Intercompany payable	6,083		(6,083)	—
Other current liabilities	60,028	6,200		66,228

Total liabilities	811,398	6,200	(6,083)	811,515

Equity:
Stapled unitholders' equity	1,629,982	3		1,629,985
Non-controlling interests	6,261		(3)	6,258

Total liabilities and stapled unitholders' equity	$2,447,641	6,203	(6,086)	$2,447,758

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

48    Granite REIT      2015

Income Statement	Three Months Ended March 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$53,036			$53,036
General and administrative expenses	6,451			6,451
Interest expense and other financing costs, net	4,487			4,487
Other costs and expenses	2,177			2,177
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(25,243)			(25,243)
Fair value gains on financial instruments	(611)			(611)
Loss on sale of investment properties	185			185

Income before income taxes	65,590	1	(1)	65,590
Income tax expense	10,775			10,775

Net income	54,815	1	(1)	54,815

Less net income attributable to non-controlling interests	454		(1)	453

Net income attributable to stapled unitholders	$54,361	1	—	$54,362

Income Statement	Three Months Ended March 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$52,933			$52,933
General and administrative expenses	7,266			7,266
Interest expense and other financing costs, net	6,869			6,869
Other costs and expenses	1,621			1,621
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	23,553			23,553
Fair value losses on financial instruments	38			38
Loss on sale of investment properties	182			182

Income before income taxes	13,404	1	(1)	13,404
Income tax expense	1,229			1,229

Net income from continuing operations	12,175	1	(1)	12,175
Net income from discontinued operations	2,388			2,388

Net income	14,563	1	(1)	14,563

Less net income attributable to non-controlling interests	109		(1)	108

Net income attributable to stapled unitholders	$14,454	1	—	$14,455

Granite REIT      2015    49

Statement of Cash Flows	Three Months Ended March 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$54,815	1	(1)	$54,815
Items not involving current cash flows	(14,696)	(1)	1	(14,696)
Changes in working capital balances from continuing operations	12	(38)	—	(26)
Other operating activities	1,027			1,027

Cash provided by (used in) operating activities	41,158	(38)	—	41,120

INVESTING ACTIVITIES
Investment property capital additions	(10,729)			(10,729)
Other investing activities	4,662			4,662
Cash provided by investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(13,792)	—	—	(13,792)

FINANCING ACTIVITIES
Distributions paid	(27,082)			(27,082)
Other financing activities	(2,332)			(2,332)

Cash used in financing activities	(29,414)	—	—	(29,414)

Effect of exchange rate changes	(684)			(684)

Net decrease in cash and cash equivalents during the period	$(2,732)	(38)	—	$(2,770)

50    Granite REIT      2015

Statement of Cash Flows	Three Months Ended March 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$12,175	1	(1)	$12,175
Items not involving current cash flows	24,130	(1)	1	24,130
Changes in working capital balances from continuing operations	(14,357)	160		(14,197)
Other operating activities	(30,942)			(30,942)

Cash provided by (used in) operating activities from continuing operations	(8,994)	160	—	(8,834)
Cash provided by operating activities from discontinued operations	2,902			2,902

Cash provided by (used in) operating activities	(6,092)	160	—	(5,932)

INVESTING ACTIVITIES
Investment property capital additions	(7,358)			(7,358)
Other investing activities	20,420			20,420

Cash provided by investing activities	13,062	—	—	13,062

FINANCING ACTIVITIES
Distributions paid	(25,772)			(25,772)
Other financing activities	(4,612)			(4,612)

Cash used in financing activities	(30,384)	—	—	(30,384)

Effect of exchange rate changes	3,393			3,393

Net increase (decrease) in cash and cash equivalents during the period	$(20,021)	160	—	$(19,861)

18.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At March 31, 2015, the Trust's contractual commitments related to construction and development projects amounted to approximately $5.7 million which are expected to be incurred during the remainder of 2015.

Granite REIT      2015    51

(c)
At March 31, 2015, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$425
Later than 1 year and not later than 5 years	765
Later than 5 years	236

$1,426

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $45.4 million.

52    Granite REIT      2015

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2014 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.1
GRANITE ANNOUNCES 2015 FIRST QUARTER RESULTS